ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101

June 1, 2022
VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:      American Vanguard Corp.
Definitive Additional Soliciting Materials filed by Cruiser Capital Advisors,
LLC, et al.
Filed May 25, 2022
File No. 001-13795
Dear Mr. Duchovny:
We are writing this letter on behalf of Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis VI LLC, Patrick E. Gottschalk, and Mark R. Bassett (the “Reporting Parties”).
Set forth below is the Reporting Parties’ response to the May 31, 2022 comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the definitive additional soliciting materials referenced above.  The item set forth below (in bold italics) express the comment of the Staff, and following such comment is the Reporting Parties’ response (in regular type).
Definitive Additional Soliciting Materials
Letter to Stockholders, page 2
1.
We note you state that the company’s shares “can be worth between $55-$60 per share by 2025.”  The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.  See Exchange Act Release No. 16833 (May 23, 1980).  Please provide us with your analysis supporting your valuation of the company’s shares and confirm that in future filings in which you provide a valuation you will include a similar analysis.

U.S. Securities and Exchange Commission
June 1, 2022

Response:  We are attaching the supporting analysis.  In future filings, the Reporting Parties will include a similar analysis.
* * * * *
If you have any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer